UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Fanbase Social Media, Inc.

(Exact name of issuer as specified in its charter)

Delaware	830712016
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1115 Howell Mill Road Atlanta, GA	30318
(Address of principal executive offices)	(Zip code)

(404) 394-9010

(Registrant’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report the term “Fanbase,” “we,” “us,” “our,” or “the Company” refers to Fanbase Social Media, Inc. a Delaware corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

Overview

Fanbase Social Media LLC was a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

The Company is a social network application that allows users to follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. Accordingly, users have access to the monetization of their content from day one. We believe this enables users to be themselves rather than seeking paid promotions from established brands. The Company in-turn generates revenue from the sales of subscription, purchased features on the platform and merchandise ecommerce.

The Company’s cost of revenues includes music licensing, hosting, processor fees, user payments, merchandise, reimbursable expenses, and distribution and marketing costs.

The operating expenses for the Company consist of (i) research and development, (ii) sales and marketing and (iii) general and administrative.

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Over the past six months, the Company has experienced both notable successes and continuing challenges in executing its business plan. In January 2025, the brief TikTok platform ban resulted in a temporary increase in user activity. Monthly Active Users (“MAUs”) for that month increased by more than 400% compared to December 2024, reaching approximately 690,000 MAUs. This surge in engagement also drove increased investor interest, contributing to proceeds of approximately $6.3 million raised under the Company’s ongoing Regulation A offering between January and March 2025, representing a 60% increase compared to the amounts raised from February through December 2024. While this event demonstrated the platform’s ability to scale quickly under favorable conditions, user retention remains a primary operational challenge. As of the date of issuance of these financial statements, MAUs have returned to levels consistent with those from 2024 year end.

Six-Month Period Ended June 30, 2025 and June 30, 2024

For the six-month period ended June 30, 2025, (“Interim 2025”) the Company generated $46,789 in revenues compared to $50,936 for the six-month period ended June 30, 2024 (“Interim 2024”), a $4,146 or 8% decrease. The decline reflects fluctuations in subscription revenue and in-app purchases as the Company continues to develop its user base and engagement metrics.

Cost of revenue decreased to $118,518 in Interim 2025 from $156,896 in Interim 2024, a 24% decline. The reduction was primarily attributable to lower hosting and payout costs, offset by platform support expenses.

Gross loss narrowed to $71,729 in Interim 2025, compared with $105,960 in Interim 2024. While gross margin remains negative, the improvement reflects more efficient cost management relative to revenues.

Operating expenses totaled $2,575,419 in Interim 2025, compared with $1,440,849 in Interim 2024, an increase of 79%. The increase was driven by:

•	Compensation and Benefits: $219,320 in Interim 2025 compared to $167,512 in Interim 2024, a 31% increase reflecting higher personnel costs.

•	Research and Development: $1,096,088 in Interim 2025 compared to $757,962 in Interim 2024, a 45% increase primarily due to fees paid to ConsultR and ongoing platform development.

•	Sales and Marketing: $454,057 in Interim 2025 compared to $5,330 in Interim 2024, reflecting significantly expanded advertising and promotional campaigns related to the Regulation A offering.

General and Administrative: $805,954 in Interim 2025 compared to $510,046 in Interim 2024 a 58% increase attributable to higher professional fees, office, and administrative expenses. Notably, during this period the Company hired a PR firm during the TikTok ban to maximize positive impact for Fanbase. Further, Fanbase hired individuals to fill strategic roles such as Product Owner and Head of Marketing.

Net loss for the six months ended June 30, 2025 was $2,795,058, compared with a net loss of $1,513,201 for the same period in 2024, representing an increase of $1,238,379, or approximately 82%. The increase in net loss was due primarily to higher operating expenses, particularly in marketing and R&D.

Liquidity and Capital Resources

As of June 30, 2025, the Company’s cash on hand was $4,135,363. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of June 30, 2025, the Company had a net loss of $2,795,058 and an accumulated deficit of $ 11,419,012.

The Company continues to finance operations primarily through equity issuances. As part of its ongoing $17 million Regulation A offering launched in February 2024, the Company had raised approximately $10.45 million in net proceeds as of June 30, 2025. Subsequent to the quarter-end, the Company raised an additional $0.69 million as of September 8, 2025.

Proceeds so far were used to slightly increase our team structure, including hiring new positions in analytics, marketing and development. Specifically, we brought in our Head of Insights & Analytics full time, hired our Head of Marketing and Product owner (both local to Atlanta) and also grew the Development team through our Employer of Record (ConsultR) by one Squad (including Dev, QA, Design and BA support). Other usual structure costs such as hosting, Licenses, Advertising remained constant.

The Company is currently operating with a monthly burn rate of approximately $486K. Management believes current cash resources and proceeds from ongoing fundraising efforts will support near-term operations.

As anticipated, while we aim to optimize efficiency, we expected this gradual increase in our cost structure as we strategically expanded our development and marketing teams.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

However, the Company continues to report significant operating losses and negative cash flows, which raises substantial doubt about its ability to continue as a going concern absent further financing.

Plan of Operations

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trends

The Company’s anticipated business plans and strategies for the coming six months include the following:

Retention strategies

•	Ongoing stand-alone recommendation algorithm development to improve content discovery and enhance audience engagement.

•	AI-powered personalization and insights to help Creators produce better content, optimize performance, and build stronger audience connections.

•	Develop core feature additions that Creators expect for managing their content and audience relationships, ensuring Fanbase meets and exceeds baseline industry standards.

New Revenue-Generating Tools for Creators

•	Enhance e-commerce solutions, enabling Creators to sell products and services directly to their audience.

•	Off-platform monetization tools to support revenue opportunities outside the Fanbase platform.

•	Expand data moat capabilities to strengthen platform insights and competitive advantage.

Automation Coverage

•	Expand content moderation automation for faster response times and safer communities.

•	Streamline internal workflows to speed up feature delivery and bug resolution.

Platform Independence Ramp; Scalability

•	Build scalable architecture and infrastructure to handle higher user volumes while maintaining performance.

•	Reduce reliance on third-party integrations, giving Fanbase greater flexibility to innovate and rapidly build better, more customized Creator tools.

General Industry Trends

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022).

According to Goldman Sachs Research, the ongoing growth of the Creator Economy will likely benefit companies that possess a combination of factors, including a large global user base, access to substantial capital, robust AI-powered recommendation engines, versatile monetization tools, comprehensive data analytics, and integrated e-commerce options. We believe Fanbase is aligned to capitalize on the growth in the Creator Economy.

Below are a list of potential trends that we believe could shape the Creator Economy in 2025:

•	New Monetization Models: Creators will experiment with alternative monetization models beyond traditional ads and sponsorships, such as subscriptions, direct fan support, and hybrid revenue streams.

•	AI-Enhanced Content Creation: AI tools will become more sophisticated, assisting creators in content generation, editing, and optimization, enhancing efficiency and creativity.

•	Community-Led Platforms: Creator-centric platforms prioritizing community building and direct fan engagement will gain momentum, challenging traditional social media giants.

•	Data Privacy and Ownership: Creators will emphasize data privacy and ownership more, potentially leveraging blockchain for more secure data handling and sharing.

•	Content Syndication: Creators will explore syndicating their content across multiple platforms and ecosystems, diversifying their reach and income streams.

•	Personal Brand Partnerships: Collaboration between creators and brands will continue to grow, with a focus on authentic, long-term partnerships that align with the creator's personal brand.

•	Live Streaming Evolution: Live streaming will become even more interactive and immersive with the integration of augmented reality (AR), virtual reality (VR), and enhanced viewer engagement features.

We believe the Creator Economy is dynamic and trends can evolve rapidly. Creators and platforms will iterate and quickly adapt to emerging technologies and changing user preferences. We anticipate that these market trends will positively impact the operating segments of the Company.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

Fanbase Social Media, Inc.

Financial Statements

Six Months Ended  June 30, 2025 and

Six Months Ended June 30, 2024

Unaudited

(Expressed in United States Dollars)

Fanbase Inc

Unaudited Balance Sheets

As of June 30, 2025 and December 31, 2024

	As of Jun 30, 2025	As of Dec 31, 2024
ASSETS
Current Assets
Cash	$4,135,363	$922,183
Prepaid Assets	145,346	173,029
Total Current Assets	4,280,709	1,095,212

Non-current Assets
Property and Equipment, net	57,072	51,950
Security Deposit	16,802	16,802
Right of Use Assets	886,617	961,585
Investments	50,025	50,025
Total Non-current Assets	1,010,517	1,080,363
TOTAL ASSETS	$5,291,225	$2,175,575

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$47,652	$69,990
Accrued Expenses	14,509	13,337
Micropayment Liabilities	208,115	200,432
Lease Obligation, Current Portion	147,811	136,994
Total Current Liabilities	418,086	420,754

Long-Term Liabilities
Lease Obligation, Long Term Portion	778,240	865,327
Total Long-Term Liabilities	778,240	865,327
Total Liabilities	1,196,327	1,286,081

Stockholders' Equity
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-	-
Class A voting common stock, $0.01 par value, 148,750,000 shares designated, 16,625,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022	166,250	166,250
Class B non-voting common stock, $0.01 par value, 26,250,000 shares designated, 5,360,909 and 1,123,220 shares issued and outstanding as of June 30, 2023 and December 31, 2022	67,028	67,028
Additional Paid-in Capital	19,688,526	13,688,063
Equity Issuance Costs	(1,093,632)	(1,274,103)
Subscription Receivable	(519,204)	(338,732)
Accumulated Deficit	(14,214,070)	(11,419,012)
Total Stockholders' Equity	4,094,899	889,494
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,291,225	$2,175,575

Fanbase Inc

Unaudited Statements of Operations

For the six months ended June 30, 2025 and 2024

	For the six months ended June 30,
	2025		2024
Revenue		$46,789		$50,936
Cost of Revenue		118,518		156,896
Gross Profit (Loss)		(71,729)		(105,960)

Operating Expenses
Compensation and Benefits		219,320		167,512
Research and Development		1,096,088		757,962
Sales and Marketing		454,057		5,330
General and Administrative		805,954		510,046
Total Operating Expenses		2,575,419		1,440,849

Loss from Operations		(2,750,956)		(1,512,577)

Other (Income)/Expense		(5,061)		(2,137)
Interest Expense		48,542		1,984
Provision for Income Taxes		620		776
Net Loss		$(2,795,058)		$(1,513,201)

Weighted average common shares outstanding - basic and diluted		24,365,719		22,933,032
Net loss per common share - basic and diluted	-$	0.11	-$	0.07

Fanbase Inc

Statements of Changes in Stockholders’ Equity

			Common Stock				Additional				Total
	Preferred Stock		Class A Voting		Class B Non-Voting		Paid-in	Equity	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Issuance Costs	Receivable	Deficit	Equity
Balances at December 31, 2021 - Restated	-	$-	4,750,000	$47,500	1,123,220	$11,232	$3,293,729	$(370,899)	$(41,414)	$(2,338,260)	$601,888
Stock split 3.5 to 1	-	-	11,875,000	118,750	3,708,446	37,084	(155,834)	-	-	-	-
Issuance of common stock pursuant to Regulation CF	-	-	-	-	530,396	5,304	3,979,573	-	(174,293)	-	3,810,584
Equity Issuance Costs	-	-	-	-	-	-	-	(381,617)	-	-	(381,617)
Adoption of ASC 842										(1,806)	(1,806)
Net loss	-	-	-	-	-	-	-	-	-	(2,919,450)	(2,919,450)
Balances at December 31, 2022	-	$-	16,625,000	$166,250	5,362,062	$53,620	$7,117,468	$(752,516)	$(215,707)	$(5,259,516)	$1,109,599
Issuance of common stock pursuant to Regulation CF	-	-	-	-	735,444	7,354	2,751,377	-	(26,206)	-	2,732,525
Equity Issuance Costs	-	-	-	-	-	-	-	(255,363)	-	-	(255,363)
Net loss	-	-	-	-	-	-	-	-	-	(3,069,300)	(3,069,300)
Balance at December 31, 2023	-	$-	16,625,000	$166,250	6,097,506	$60,974	$9,868,845	$(1,007,879)	$(241,913)	$(8,328,816)	$517,462
Issuance of common stock pursuant to Regulation CF	-	-	-	-	605,339	6,053	3,819,218		(338,732)		3,486,539
2023 Reg CF funds									244,263		244,263
2023 Misc								2,349	(2,349)		-
Equity Issuance Costs	-	-	-	-				(250,073)			(250,073)
2024 Other equity costs								(18,500)			(18,500)
Net loss	-	-	-	-						(3,116,996)	(3,116,996)
Balance at December 31, 2024	-	$-	16,625,000	$166,250	6,702,845	$67,028	$13,688,063	$(1,274,103)	$(338,732)	$(11,445,812)	$862,695
Issuance of common stock pursuant to Regulation CF					1,037,874	10,379	$6,624,777		$(180,473)		6,454,683
Equity Issuance Costs								$180,471			180,471
Net loss										$(2,795,058)	(2,795,058)
Balance at June 30, 2025	-	$-	16,625,000	$166,250	7,740,719	$77,407	$20,312,840	$(1,362,205)	$(519,204)	$(17,357,866)	$1,317,221

See accompanying notes to the financial statements

Fanbase Inc

Unaudited Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(2,795,058)	$(1,513,201)
Depreciation expense	11,283	18,451
Amortization expense	74,968	41,329
Changes in operating assets and liabilities:
Prepaid expense	27,683	(35,114)
Security deposit	-	-
Right of Use asset	-	-
Accounts payable	(22,338)	(67,368)
Micropayment liabilites	7,682	35,558
Accrued expenses	1,171	1,959
Right of Use liabilities	(76,270)	(42,119)
Net cash used in operating activities	(2,770,879)	(1,560,504)

Cash flows from investing activities
Purchase of property and equipment	(16,405)	(1,007)
Net cash used in investing activities	(16,405)	(1,007)

Cash flows from financing activities
Related party advances/(payments), net	-	-
Investment purchased	-	(25)
Proceeds from issuance of common stock, net of issuance costs	6,000,463	1,406,507
Net cash provided by financing activities	6,000,463	1,406,482

Net change in cash and cash equivalents	3,213,179	(155,029)
Cash at beginning of period	922,183	695,070
Cash at end of period	$4,135,363	$540,040

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$48,542	$1,984
Cash paid during the year for income taxes	$-	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Purchase of property and equipment not yet paid for	$-	$-
Issuance of equity in return for note	$-	$-

Issuance of equity in return for accrued payroll and other liabilities	$-	$-
Issuance of common stock as equity issuance costs	$-	$-

1. NATURE OF OPERATIONS

Fanbase Social Media LLC was formed as a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to its current status as a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

Fanbase is a software platform that executes the "super app" business model that incorporates social media’s best features with Creator Economy monetization options. We aim to incorporate social media's best features with creator economy monetization options. The creator economy, also known as the influencer economy, is a software-facilitated economy that allows content creators and influencers to earn revenue from their creations (the “Creator Economy”).

Our strategy is to create an ecosystem that attracts partnerships with all strata of users, creators, and media producers, ranging from Gen-Z content creators to solopreneurs, schools, non-profits, and up to major media and content businesses. This ecosystem will enable direct-to-consumer distribution and monetization of compelling content while helping our partners attract audiences to the Fanbase platform.

Our platform allows users to:

·	follow other users for free,
·	subscribe to users for a monthly fee, and
·	monetize photo, video, live stream, audio conversations, and long-form content in a social network environment.

Fanbase allows users the power of choice, enabling anyone to place selected content and experiences behind paywalls to generate subscription and transactional revenue. Any user can be a creator on Fanbase. Today, Fanbase generates revenue from revenue shared on user-to-user subscriptions, purchased virtual tipping called “Love”, and merchandise e-commerce. As our focus is on generating value for creators, we aim to continuously optimize the options for creators in the Fanbase ecosystem.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2023, and December 31, 2022, the Company’s cash and cash equivalents exceeded FDIC insured limits by $797,487 and $963,731, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10- 45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category

Category	Useful Life
Computers	3 years
Furniture and Fixtures	5 years
Leashold Improvements	3 to 10 years
TVs	5 years
Audio/Video Equipment	5 years

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from: 1. Subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. 2. Love package purchases from the App stores that allows users to give loves to other users and unlock specific exclusive content. 3. Merchandise Ecommerce. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for six-month periods ended June 30, 2025, and June 30, 2024, amounted to $454,057 and $5,330, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of June 30, 2025.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Accounting for Leases

The Company determines if an arrangement is a lease at inception and categorizes it as either operating or finance based on the criteria of ASC 842. An arrangement contains a lease when the arrangement conveys the right to control the use of an identified asset over the lease term. Operating leases are recorded in the balance sheets. The Company currently does not have any finance leases.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The leases typically do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. Right of use assets are recognized at the lease commencement date at the value of the lease liability, adjusted for any lease payments made prior to commencement and exclude lease incentives and initial direct costs incurred. The lease terms include all non-cancelable periods and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the expected lease term.

Micropayment Liabilities

The Company records liabilities for content creator account balances and users’ unused purchased virtual tipping called “Loves” which are paid out to content creators upon redemption. The Company pays content creators 50% of all revenue generated in the platform and deposits amounts directly into content creator’s bank account on the first of every month after having met the minimum amount.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2025.

3. PROPERTY AND EQUIPMENT

As of June 30, 2025, and December 31, 2024, property and equipment consists of:

	June 30, 2025	December 31, 2024
Computers	$25,565	$10,000
Furniture and Fixtures	16,079	16,079
Leashold Improvements	78,046	77,206
TVs	13,171	13,171
Audio/Video Equipment	41,660	41,660
Property and equipment, at cost	174,521	158,116
Accumulated Depreciation	(117,449)	(106,166)
	$57,072	$51,950

Depreciation expenses for property and equipment for year to date June 30, 2025 and December 31, 2024, were in the amount of $174,521and $158,116, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,300,000 Class A voting Common Shares with at a par value of $0.01. As of June 30, 2025 and December 31, 2024, Class A Common Shares in the amount of 16,625,000 have been issued and are outstanding after taking into consideration the 3.5-to-1 stock split that occurred in September 2022.

The Company is authorized to issue 20,000,000 Class B non-voting Common Shares with a par value of $0.01. As of June 30, 2025 and December 31, 2024 Class B Common Shares in the amount of 7,740,719 and 6,702,845 respectively have been issued and are outstanding after taking into consideration the 3.5 to 1 stock split that occurred in September 2022.

In February 2024, the Company approved a stock option plan (the “Plan”) that provides for the granting of options to purchase shares of the Company’s Class B Non-Voting Common Stock to employees, officers, and consultants. The maximum number of shares authorized for issuance under the plan is 1,274,050. During 2024, the Company granted options under the plan to acquire up to 382,000 shares at an exercise price per share equal to $3.95, 32,000 of which were Terminated because of employees/consultants leaving the Company. Starting in 2025, the Company granted new options under the plan to acquire up to 170,000 shares at an exercise price per share equal to $6.65. Such options have a term of 10 years, subject to earlier expiration upon the termination of the optionee’s service with the Company. Vesting is contingent upon the optionee’s completion of continuous service over a period of one to six years with a portion of options partially vesting on the commencement date.

As of February 27th 2024, the Company is undergoing a Regulation A capital raise for $17M. Through June 30 2025, the Company has sold 1,643,147 Class B non-voting Common Shares with proceeds totaling $ 10,449,983, net of issuance costs from the capital raise.

Additionally, the Company approved a non-plan option grant to a consultant to purchase 75,950 shares at an exercise price equal to $3.95. 66% of the shares vest when optionee completes 24 months of continuous service, and 34% of the shares vest in 12 equal monthly installments when optionee completes each month of continuous service thereafter.

5. RELATED PARTY

The Company’s CTO is the owner of their primary vendor, ConsultR. ConsultR is also a Class B Common Stock shareholder of The Company’s. ConsultR provides programming services in relation to the Company’s app. For the six month periods ended June 30, 2025, and 2024 the Company paid ConsultR fees associated with the development and programming of their app in the amounts of $864,715.79 and $ 680,451.74, respectively. These amounts are included in the research and development expenses on the income statement. As of June 30, 2025 and June 30, 2024, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

6. INCOME TAXES

The Company has experienced income tax net operating losses (“NOL”) of approximately $3,090,196 and $3,069,300 for 2024 and 2023, respectively. These NOL’s create a tax asset – deferred income taxes of approximately $815,503 and $809,988 for 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had cumulative NOL carryforwards of $11,417,206 and $8,327,010, respectively. These NOL carryforwards create a tax asset – deferred income taxes of approximately $3,013,000 and $2,197,498 as of December 31, 2024 and 2023, respectively. The Company’s NOL is carried forward to future years and deductible against 80% of the future years’ taxable income, until it is fully absorbed. Due to the recent startup nature of the Company’s operations, it is uncertain whether the Company will realize this tax asset – deferred income taxes in the future years, therefore management has established a valuation allowance of the full $3,013,000 and $2,197,498 against the deferred tax assets as of December 31, 2024 and 2023, respectively. The Company’s tax returns for the years ending December 31, 2021 and later are subject to examination by applicable taxing authorities.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 1st, 2025, through September 24, 2025.

Between July 1st, 2024 and September 24, 2025, the Company has sold 109,620.00 Class B non-voting Common Shares with proceeds totaling $ 689,930.85, net of issuance costs from the capital raise.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Amendment to the Amended and Restated Certificate of Incorporation (November 2023)*
2.3	Amendment to the Amended and Restated Certificate of Incorporation (January 2024)*
2.4	Bylaws*
4.1	Form of Subscription Agreement*
6.1	Consulting Agreement with ConsultR dated January 1, 2023*
6.2	Consulting Agreement with ConsultR dated January 8, 2024*
6.3	Employee Incentive Plan*

* Filed as an exhibit to the Fanbase Social Media, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024- 12394)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 24, 2025.

Fanbase Social Media, Inc.

By	/s/ Isaac Hayes III
Isaac Hayes III, Founder, President and Chief Executive Officer of
Fanbase Social Media, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Isaac Hayes III
Isaac Hayes III,
Executive Chair of the Board, Chief Executive Officer,
Chief Financial Officer and Chief Accounting Officer

Date: September 24, 2025